Exhibit 99.1

DRAFT

China Zenix Auto International Limited Reports 16.2% Revenue Growth in
2018 Second Quarter

- Revenue from Chinese OEM market rose by 22.3% in the second quarter -

ZHANGZHOU, China, August 16, 2018 – China Zenix Auto International Limited (OTC: ZXAIY) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Financial Highlights

Second Quarter 2018:

•	Revenue was RMB907.6 million (US$137.2 million), up 16.2% year-over-year;
•	Sales to the Chinese OEM market increased 22.3% year-over-year;
•	Sales of aluminum wheels increased by 43.9% year-over-year;
•	Gross margin was 9.3%;
•	Net cash flow from operating activities was RMB40.7 million (US$6.1 million).

First Six Months of 2018

•	Revenue was RMB1,723.8 million (US$260.5 million), up 18.8% compared with RMB1,451.3 million in the first six months of 2017;
•	Tubed steel wheel sales increased by 18.7%;
•	Sales of aluminum wheels increased by 68.9%
•	Gross margin was 12.2%;
•	Net profit and total comprehensive income for the period was RMB20.3 million (US$3.1 million) with earnings per American Depositary Share (“ADS”) of RMB0.39 (US$0.06);
•	Bank balances and cash, pledged bank deposits and fixed bank deposits with maturity period over three months totaled RMB1,146.1 million (US$173.2 million).

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, "Our advanced wheel products resulted in higher revenue in our three main markets led by a 22.3% increase in sales to the OEM market in the second quarter of 2018.  Additionally, our sales of aluminum wheels demonstrated higher growth of 43.9% compared to the same quarter last year and continued to capture market share.  However, sharply rising raw material prices, mainly for steel, continued to affect our gross margin and profitability in the second quarter of 2018.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, "We continued to generate positive cash flow from operations and our cash position has improved since the end of 2017.  We focus on improving our productivity and as a result our operating costs declined as a percentage of revenue during the second quarter of 2018. We continue to maintain our financial strength and enhance our resources to support our growth.”

2018 Second Quarter Results

Revenue for the second quarter was RMB907.6 million (US$137.2 million) from RMB781.0 million for the second quarter of 2017. The 16.2% increase in revenue on a year-over-year basis was mainly due to the continued growth in the domestic truck OEM market driven by the Chinese government’s enforcement of its truck anti-overloading policy. The increase in total revenue was also attributable to a higher price adjustment in response to rising raw material costs.

Sales to the Chinese OEM market increased by 22.3% year-over-year to RMB530.8 million (US$80.2 million) in the second quarter of 2018 compared to RMB434.1 million in the same quarter of 2017. Total unit sales in the OEM market increased by 3.6% year-over-year during the second quarter of 2017.

Aftermarket sales in China increased by 12.0% year-over-year to RMB268.2 million (US$40.5 million) in the second quarter of 2018 from RMB239.5 million in the second quarter of 2017. Total unit sales in the aftermarket increased by 1.0% year-over-year as the aftermarket wheel segment began to slowly recover after the implementation of the truck anti-overloading policy and regulations.

International sales increased by 1.2% year-over-year to RMB108.7 million (US$16.4 million) in the second quarter of 2018 compared to sales of RMB107.4 million in the second quarter of 2017. Total international unit sales decreased by 4.3% year-over-year in the second quarter of 2018 mainly due to continued weak demand in Southeastern Asian countries due to higher material costs.

In the second quarter of 2018, domestic OEM sales, domestic aftermarket sales and international sales contributed 58.5%, 29.5% and 12.0% of revenue, respectively.

Sales of tubed steel wheels comprised 47.2% of 2018 second quarter revenue compared to 47.8% in the same quarter in 2017. Tubeless steel wheel sales represented 42.4% of 2018 second quarter revenue compared to 42.7% in the same quarter of 2017. While tubed and tubeless steel wheel sales remain the main sources of revenue for the Company, sales of aluminum wheels increased by 43.9% year-over-year and accounted for 7.5% of second quarter revenue as compared to 6.0% in the same quarter a year ago. The tightened regulation by Chinese government to curb emissions and increase road safety fueled high demand for light-weight tubeless and aluminum wheels.

Second quarter gross profit decreased by 2.0% to RMB84.2 million (US$12.7 million), compared to RMB85.9 million in the same quarter in 2017. Gross margin was 9.3%, compared with 11.0% in the second quarter of 2017. The decrease in gross margin on a year-over-year basis was mainly due to the sharp rise of raw material costs. The Company raised selling prices during the second quarter, but the increases were not high enough to offset higher raw material costs.

Selling and distribution expenses decreased by 1.3% to RMB48.9 million (US$7.4 million) from RMB49.6 million in the second quarter of 2017. The decrease in selling and distribution costs was primarily due to lower marketing and advertising expenses. As a percentage of revenue, selling and distribution costs were 5.4% in the second quarter of 2018, compared to 6.3% in the same quarter a year ago.

Research and development ("R&D") expenses decreased by 2.0% to RMB13.7 million (US$2.1 million), compared to RMB14.0 million in the second quarter of 2017. R&D as a percentage of revenue was 1.5% in the second quarter of 2018, compared to 1.8% in the same quarter a year ago.

Administrative expenses increased by 4.7% to RMB30.5 million (US$4.6 million) from RMB29.1 million in the second quarter of 2017. As a percentage of revenue, administrative expenses were 3.4%, compared to 3.7% of revenue in the second quarter of 2017.

Net loss and total comprehensive loss were RMB5.8 million (US$0.9 million) in the second quarter of 2018 compared to a net loss and total comprehensive loss of RMB7.9 million for the second quarter of 2017.

Basic and diluted loss per ADS were RMB0.11 (US$0.02) in the second quarter of 2018 compared to basic and diluted loss  per ADS of RMB0.15 in the second quarter of 2017.

In the second quarter of 2018, the Company recorded net cash inflows from operating activities of RMB40.7 million (US$6.1 million). The reduction of inventories during the quarter positively affected operating cash-flows. Days Sales Outstanding (DSO) was at 59 days in the second quarter of 2018, in comparison with 57 days during the full year of 2017. The Company did not incur any capital expenditures for the purchase of property, plant and equipment in the second quarter of 2018.

During the second quarter of 2018 and 2017, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2018 First Six Months Results

Revenue for the first six months ended June 30, 2018 was RMB1,723.8 million (US$260.5 million) compared with RMB1,451.3 million in the first six months of 2017.

Sales to the Chinese OEM market increased by 27.4% year-over-year to RMB995.9 million (US$150.5 million) and represented 57.8% of revenue.  Aftermarket sales grew by 10.8% year-over-year to RMB522.1 million (US$78.9 million) in the first six months of 2018, and represented 30.3% of total six-month revenue. International sales increased by 3.6% year-over-year to RMB205.9 million (US$31.1 million) compared with the same period last year, and represented 11.9% of revenue.

Tubed steel wheel sales for the first six months ended June 30, 2018 increased by 18.7% compared with the same period in 2017 and accounted for 46.5% of revenue. Tubeless steel wheel sales increased by 13.0% from the same period a year ago and accounted for 41.9% of revenue. Aluminum wheel sales rose 68.9% from the same period a year ago and accounted for 8.4% of revenue.

Gross profit for the first six months ended June 30, 2018 was RMB210.1 million (US$31.8 million) compared with RMB191.6 million during the same period in 2017, up 9.7% year-over-year. Gross margin was 12.2% compared with 13.2% in the same period last year.

Net profit and total comprehensive income for the first six months ended June 30, 2018 was RMB20.3 million (US$3.1 million) compared with RMB5.0 million during the same period in 2017. Basic and diluted earnings per ordinary share and per ADS for the first six months ended June 30, 2018 were RMB0.10 (US$0.01) and RMB0.39 (US$0.06), respectively.

As of June 30, 2018, Zenix Auto had bank balances and cash of RMB814.7 million (US$123.1 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$43.8 million). Pledged bank deposits were RMB41.4 million (US$6.3 million). Total bank borrowings were RMB558.0 million (US$84.3 million). Total equity attributable to owners of the Company was RMB2,566.9 million (US$387.9 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, August 16, 2018 at 8:00 a.m. ET/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through September 16, 2018, at 8:00 a.m. ET. Interested parties may access the replay by dialing +1-877-481-4010 (U.S. Toll Free) or +1-919-882-2331 (International) and using Conference ID 36630 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.6171 to US$1.00, the effective noon buying rate as of June 29, 2018 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 802 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 71 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of June 30, 2018. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Investor Relations
Awaken Advisors
Tel: +1-(212) 521-4050
Email: Kevin.Theiss@awakenlab.com

- tables follow –

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive
Income
For the three months ended June 30, 2018 and 2017
(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	2017 Q2	2018 Q2	2018 Q2
	RMB' 000	RMB' 000	US$' 000

Revenue	780,987	907,621	137,163
Cost of sales	(695,079)	(823,407)	(124,436)
Gross profit	85,908	84,214	12,727
Other operating income	2,964	4,003	605
Net exchange (loss) gain	(986)	2,484	375
Selling and distribution costs	(49,587)	(48,934)	(7,395)
Research and development expenses	(14,012)	(13,729)	(2,075)
Administrative expenses	(29,123)	(30,499)	(4,609)
Finance costs	(5,400)	(5,790)	(875)
Loss before taxation	(10,236)	(8,251)	(1,247)
Income tax credit	2,315	2,415	365

Loss and total comprehensive loss for the period	(7,921)	(5,836)	(882)

Loss per share
Basic	(0.04)	(0.03)	(0.00)
Diluted	(0.04)	(0.03)	(0.00)

Loss per ADS
Basic	(0.15)	(0.11)	(0.02)
Diluted	(0.15)	(0.11)	(0.02)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive
Income
For the six months ended June 30, 2018 and 2017
(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	2017	2018	2018
	RMB' 000	RMB' 000	US$' 000

Revenue	1,451,343	1,723,828	260,511
Cost of sales	(1,259,719)	(1,513,701)	(228,756)
Gross profit	191,624	210,127	31,755
Other operating income	9,380	8,177	1,236
Net exchange (loss) gain	(1,292)	27	4
Selling and distribution costs	(92,022)	(93,949)	(14,198)
Research and development expenses	(28,029)	(26,584)	(4,017)
Administrative expenses	(60,744)	(61,206)	(9,250)
Finance costs	(10,690)	(11,460)	(1,732)
Profit before taxation	8,227	25,132	3,798
Income tax expense	(3,231)	(4,820)	(728)

Profit and total comprehensive income for the period	4,996	20,312	3,070

Earnings per share
Basic	0.02	0.10	0.01
Diluted	0.02	0.10	0.01

Earnings per ADS
Basic	0.10	0.39	0.06
Diluted	0.10	0.39	0.06

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Financial Position
(RMB and US$ amounts expressed in thousands)

	December 31, 2017	June 30, 2018	June 30, 2018
	RMB'000	RMB'000	US$' 000
ASSETS
Current Assets
Inventories	178,034	211,712	31,995
Trade and other receivables and prepayments	900,162	977,863	147,777
Prepaid lease payments	9,425	9,425	1,424
Pledged bank deposits	35,200	41,400	6,257
Fixed bank deposits with maturity period over three months	290,000	290,000	43,826
Bank balances and cash	751,612	814,749	123,128
Total current assets	2,164,433	2,345,149	354,407

Non-Current Assets
Property, plant and equipment	1,272,774	1,198,217	181,079
Prepaid lease payments	367,024	362,311	54,754
Deferred tax assets	25,500	29,946	4,526
Intangible assets	17,000	17,000	2,569
Total non-current assets	1,682,298	1,607,474	242,928
Total assets	3,846,731	3,952,623	597,335

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	635,425	720,385	108,867
Amount due to a shareholder	8,742	10,597	1,601
Taxation payable	3,573	3,150	476
Short- term bank borrowings	558,000	558,000	84,327
Total current liabilities	1,205,740	1,292,132	195,271

Deferred tax liabilities	86,670	86,256	13,036
Deferred income	7,699	7,301	1,103
Total non-current liabilities	94,369	93,557	14,139
Total liabilities	1,300,109	1,385,689	209,410

EQUITY
Share capital	136	136	21
Paid in capital	392,076	392,076	59,252
Reserves	2,154,410	2,174,722	328,652
Total equity attributable to owners of the company	2,546,622	2,566,934	387,925
Total equity and liabilities	3,846,731	3,952,623	597,335

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the three months ended June 30, 2018
(RMB and US$ amounts expressed in thousands)

	Three Months Ended
OPERATING ACTIVITIES	June 30, 2018
	RMB' 000	US$' 00
Loss before taxation	(8,251)	(1,247)
Adjustments for:
Amortization of prepaid lease payments	2,357	356
Depreciation of property plant and equipment	37,389	5,650
Release of deferred income	(200)	(30)
Finance costs	5,790	875
Loss on disposal of property, plant and equipment	-	-
Interest income	(2,713)	(410)
Operating cash flows before movements in working capital	34,372	5,194

Decrease in inventories	37,119	5,610
Increase in trade and other receivables and prepayments	(37,517)	(5,670)
Increase in trade and other payables and accruals	11,636	1,758
Cash generated from operations	45,610	6,892
Interest received	2,136	323
PRC income tax paid	(7,067)	(1,068)
NET CASH FROM OPERATING ACTIVITIES	40,679	6,147
INVESTING ACTIVITIES
Placement of pledged bank deposits	(1,600)	(242)
Placement of fixed bank deposits with maturity periods over three months	(50,000)	(7,556)
Withdrawal of fixed bank deposits with maturity periods over three months	50,000	7,556
NET CASH USED IN INVESTING ACTIVITIES	(1,600)	(242)
FINANCING ACTIVITIES
Interest paid	(6,189)	(935)
NET CASH USED IN FINANCING ACTIVITIES	(6,189)	(935)
NET INCREASE IN CASH AND CASH EQUIVALENTS	32,890	4,970
Cash and cash equivalents at beginning of the period	783,729	118,440
Effect of foreign exchange rate changes	(1,870)	(282)
Cash and cash equivalents at end of the period	814,749	123,128

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the six months ended June 30, 2018
(RMB and US$ amounts expressed in thousands)

	Six Months Ended
OPERATING ACTIVITIES	June 30, 2018
	RMB' 000	US$' 000
Profit before taxation	25,132	3,798
Adjustments for:
Amortization of prepaid lease payments	4,713	711
Depreciation of property plant and equipment	75,205	11,365
Release of deferred income	(399)	(60)
Finance costs	11,460	1,732
Loss on disposal of property, plant and equipment	5	1
Interest income	(5,985)	(904)
Operating cash flows before movements in working capital	110,131	16,643

Increase in inventories	(33,678)	(5,090)
Increase in trade and other receivables and prepayments	(77,025)	(11,640)
Increase in trade and other payables and accruals	85,014	12,848
Cash generated from operations	84,442	12,761
Interest received	5,695	861
PRC income tax paid	(10,103)	(1,527)
NET CASH FROM OPERATING ACTIVITIES	80,034	12,095
INVESTING ACTIVITIES
Purchase of property, plant and equipment	-	-
Placement of pledged bank deposits	(6,200)	(937)
Proceeds on disposal of property, plant and equipment	39	6
Placement of fixed bank deposits with maturity periods over three months	(290,000)	(43,826)
Withdrawal of fixed bank deposits with maturity periods over three months	290,000	43,826
NET CASH USED IN INVESTING ACTIVITIES	(6,161)	(931)
FINANCING ACTIVITIES
New bank borrowings raised	255,000	38,537
Repayment of bank borrowings	(255,000)	(38,537)
Interest paid	(12,205)	(1,844)
Advance from a shareholder	1,855	280
NET CASH USED IN FINANCING ACTIVITIES	(10,350)	(1,564)
NET INCREASE IN CASH AND CASH EQUIVALENTS	63,523	9,600
Cash and cash equivalents at beginning of the period	751,612	113,586
Effect of foreign exchange rate changes	(386)	(58)
Cash and cash equivalents at end of the period	814,749	123,128